Mail Stop 0407

      							June 9, 2005


Mr. James H. Alexander
President/Chief Executive Officer
World Am, Inc.
1400 West 122nd Avenue
Suite 104
Westminster, CO 80234

	Re:	World Am, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 21, 2005

		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
		File No. 000-30639

Dear Mr. Alexander:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for Fiscal Year Ended December 31, 2004

Item 6 - Management`s Discussion and Analysis

Critical Accounting Policies

(c) Revenue Recognition

1. In order to clarify your revenue recognition policies, please address the following items in your response letter:

* Explain to us in more detail the nature of your long-term contracts and fixed price contracts and tell us why the revenue recognition policy is different for each. Further, explain to us why you believe the percentage-of-completion method, rather than the as completed method, is the appropriate revenue recognition method for your fixed price contracts.
* We note from the Description of Business that you are dependent upon 6 dealers for a substantial portion of your business.
Explain
to us in detail the nature of your relationship with these dealers and tell us whether you recognize revenue at the point of delivery to the dealer or at the point of delivery to the final customer.
* We also note from the Description of Business section that you act as a dealer rather than a manufacturer of certain products that you sell. Tell us whether you report this revenue gross as a principal versus net as an agent and explain to us your consideration of EITF
99-19 in making this determination.
* Based on our understanding of your business, it appears that the majority of the products that you sell must be installed at the customer`s site. Tell us whether these installation services are provided by you and tell us how these installation services impact your revenue recognition.

In addition to providing us with this information in your response letter, please also add a note to your financial statements that describes your revenue recognition policies in detail. Reference all pertinent, authoritative, accounting literature that supports your accounting treatment in your response.

Item 8A. Controls and Procedures

2. We note your disclosure that your disclosure controls and procedures are "effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s Rules and forms." Since you restated your financial statements for the year ended December 31, 2003 and the quarter ended March 31, 2004 it appears that your disclosure controls and procedures were ineffective as of
December 31, 2004. Please revise, or tell us why you believe they were effective.

3. We note your disclosure that "there were no significant changes in the Company`s disclosure controls and procedures, or in other factors that could significantly affect those controls and procedures, since their most recent evaluation." Item 308(c) of Regulation S-B requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us in your response letter that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 and the quarter ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and revise to provide the disclosure required by Item 308(c) of Regulation S-B.

Certifications

4. We note that you only provide certifications signed by your President/Chief Executive Officer. Please tell us in your response letter whether this individual also acts as the principal financial officer. If so, please revise to provide titles underneath the signature that indicates the individual acts as both the principal executive officer and principal financial officer. You should also indicate this fact in the signatures section of your 10-KSB. Otherwise, please tell us in your response letter who does act as the principal financial officer.

Form 10-QSB for the quarter ended March 31, 2004

5. To the extent applicable, please also revise your Form 10-QSB to comply with the comments above.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.



We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Adam Washecka, Staff Accountant, at (202)
551-
3375 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. James H. Alexander
World Am, Inc.
June 9, 2005
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